SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR DECEMBER 17, 2002

STET Hellas Telecommunications S.A.
(Exact name of Registrant as specified in its Charter)

STET Hellas Telecommunications S.A.
(Translation of Registrant’s name into English)

66 Kifissias Ave.
Marousi
Athens 151 25
Greece
(Address of Registrant’s principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No x

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Exhibit Index
SIGNATURE

Exhibit Index

Exhibit No.	Description

99.1	Press Release Dated 17 December 2002

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

     17 December 2002

STET Hellas Telecommunications S.A.

By:	/s/ Nikolaos Varsakis
Name: Nikolaos Varsakis Title: Chief Executive Officer and Managing Director

EXHIBIT 99.1

Press Release Dated 17 December 2002

STET HELLAS EXTRAORDINARY GENERAL ASSEMBLY OF
SHAREHOLDERS APPROVES TELESOFT ACQUISITION

     ATHENS, December 17, 2002 — STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced that the adjourned Extraordinary General Assembly of the company’s shareholders, initially scheduled for December 2, 2002, and held yesterday, resolved the announced agenda issues as follows:

1.	Approval of the draft “Share Transfer Agreement” for the acquisition of the entirety of Telesoft Hellas S.A’s shares and appointment of the member(s) of the Board who will sign the “Share Transfer Agreement"

Regarding the aforementioned issue of the Agenda, the Extraordinary General Assembly unanimously decided:

a)	to approve in principle the acquisition of the entirety of Telesoft Hellas S.A’s shares

b)	to pre-approve in principle the basic terms of the Share Purchase Agreement

c)	to grant power and authorize Mr. Nikolaos Varsakis, STET Hellas’ Managing Director, and/or Mr. Ruggero Caterini, Chief Financial Officer of the company, to negotiate jointly or separately at their absolute discretion, in the name and on behalf of the company, with a representative of the Telesoft Hellas S.A the terms and conditions of the Share Transfer Agreement

d)	the Draft Share Purchase Agreement will be approved by a future General Assembly.

Indicatively set as a term for inclusion in the final Share Transfer Agreement, was that the total purchase price will not exceed EURO 60,000.

2.	Approval of the election of the new members of the Board of Directors

By virtue of the resolution of the Extraordinary General Meeting, Mr. Attilio Achler, Mrs. Elisabetta Ripa and Mr. Stefano Rossi succeeded Mr. Giovanni Fiorillo, Mr. Giuseppe Sala and Mr. Giancarlo Ferrero respectively, for the remaining term of office expiring on July 30, 2005.

Following the above resolution STET Hellas’ Board of Directors is composed by the following members:

•	Stylianos Argyros, Chairman of the Board of Directors

•	Nikolaos Varsakis, STET Hellas’ Managing Director and CEO

•	Attilio Achler, Member

•	Giuseppe Roberto Opilio, Member

•	Roberto Pellegrini, Member

•	Elisabetta Ripa, Member

•	Stefano Rossi, Member.

- END -

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.3 million customers in Greece, the company’s Telestet brand stands for innovative products and services. The company’s majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.